717 17TH Street, 5th Floor

Denver, CO 80202

Tel 720.889.8500

www.servicesource.com

September 5, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: James Allegretto

Re:	ServiceSource International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 6, 2017
File No. 001-35108

Ladies and Gentlemen:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Robert N. Pinkerton, Chief Financial Officer of ServiceSource International, Inc. (the “Company”, “we”, “us”, “our”), dated August 22, 2017 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K for fiscal year ended December 31, 2016 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1. Business

Our Clients, page 5

1.	Explain to us and disclose in further detail how you are using and computing the metric opportunity under management and why this metric is useful to your investors. In addition, please also tell us what consideration you gave to providing more detailed disclosure with regard to how changes in this metric correlate with changes in your revenue.

Company Response:

The Company respectfully submits that opportunity under management (“OUM”) is an operational metric that we use in managing our business: it represents the estimated volume of potential business we manage on behalf of our clients. OUM is tied to our contractual relationships with our existing clients, and our management uses OUM in evaluating the trajectory of our business. We determine this amount annually as described in the Risk Factors section on page 10 of the Form 10-K.

We have included OUM because we believe that it is useful to an investor in understanding our business through the eyes of management, and we have tried to be clear that OUM should not be used as a means to estimate future revenue. (See page 5 in our Form 10-K in the section titled “Our Clients”, “[OUM] is not a measure of our expected revenue,” and page 10 in the Risk Factors.) While management’s primary focus in operating the business is the outcome of various financial metrics, we believe that OUM (along with the number of engagements we manage for our clients) provides investors with another metric to illustrate how we manage our business. Accordingly, we believe that our disclosure of OUM is appropriate in accordance with the guidance provided by Section III.B of SEC Release 33-8350.

While our revenue may vary as opportunity under management increases or decreases, the value and timing of any revenue varies significantly by offering and client. OUM includes a wide variety of different types of engagements, and the dollar amount of an opportunity does not necessarily correlate with our potential revenue from that opportunity. Additionally, our commission rates on actual closed renewals or service contracts are only a fraction of the total OUM in each case.

We consequently believe the current level of disclosure for this metric is appropriate and that the risk factors properly warn that OUM is not to be used as a proxy for future revenue.

Item 1. Business

Our Clients, page 5

2.	In a letter dated July 21, 2014 from staff to you, we requested that in future filings you disclose the name of one customer that accounted for more than 10% of your revenues and we referred you to Item 101(c)(1)(vii) of Regulation S-K. In a response letter dated August 4, 2014, you stated “in response to the Staff’s comment, the Company will include the name of any greater than 10% revenue customers in the Business section of the Company’s future reports on Form 10-K.” However, we note that you have not named the customers that accounted for 14%, 11% and 11% of your revenues in 2016 in the Business section of your Form 10-K. In future filings, please disclose the names of customers that account for 10% or more of your revenues. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Company Response:

The Company respectfully informs the Staff that Cisco Systems, Inc., Dell Technologies Inc. and VMWare, Inc. are the customers that accounted for 14%, 11% and 11% of the Company’s revenues in 2016, respectively. In response to the Staff’s comment, the Company will include the names of any greater than 10% revenue customers in the Business section of the Company’s future Annual Reports on Form 10-K. We also note that in 2015 no client exceeded 10% of revenues.

Item 8. Financial Statements and Supplementary Data

Accounts Receivable and Allowance for Doubtful Accounts, page 58

3.	We note your allowance for doubtful accounts was zero at the end of fiscal 2016. Please explain to us how you concluded all your accounts receivable were collectible at the end of fiscal 2016. Further, explain to us how you developed your specific identification accounting policy for doubtful accounts and why no general reserve is necessary. In doing so, clarify if there are any particular customer group(s) with delinquencies and whether any such collection concerns are with customers with whom you have an ongoing relationship.

Company Response:

The Company respectfully submits that the nature of our customers, our billing process with our customers and our historical success with collections allows us to appropriately estimate doubtful accounts on a specific identification basis rather than requiring a general reserve. Our customer-base consists of many large, successful companies (for example, Cisco Systems, Inc., Dell Technologies Inc. and VMWare, Inc.) that pay their bills consistently and on a timely basis. Further, we reconcile and mutually agree on a substantial portion of the billable amounts with our clients prior to billing, a practice that in our experience enhances the timely collection of our accounts receivable.

As a result of these factors, our historical uncollectible accounts receivable write-offs have been negligible, totaling $69,000 for the twelve months ended December 31, 2016.

We collect substantially all of our recorded receivables, usually within 90 days of each quarter-end (which is customary under the payment terms of our agreements). We also closely monitor our collection efforts with our customers and review all billed account receivables that are outstanding 60 days or greater at quarter-end or that exceed a certain dollar threshold in order to evaluate for potential provision for doubtful accounts.

In light of the foregoing, and upon evaluation of accounts receivable outstanding at the end of fiscal 2016 using the considerations outlined above, we determined that substantially all accounts receivable outstanding at year-end were collectible and that no reserve was necessary. The Company will continue to evaluate collectability of accounts receivable and will update the reserve as and when necessary in future filings.

11. Debt, page 72

4.	Explain to us how you calculated the $38.5 million allocated to additional paid-in capital (“APIC”) in connection with your note issuance. In this regard, we note you paid $31.4 million for the note hedges which cover approximately 9.25 million shares of the Company’s common stock at a strike price of $16.21 per share. Please explain why the amount recorded to APIC would not be close or equivalent to the amount paid on the note hedges considering your disclosure that you entered into the note hedge concurrent with the issuance of the notes. We may have further comment.

Company Response:

The $150 million Convertible Note (“Note”) and Note Hedge transactions referenced in the Staff’s question were evaluated under the guidance in Accounting Standards Codification (“ASC”) 815 and ASC 470 and were determined to have three separate components recorded in equity: (1) an embedded conversion feature; (2) a Warrant to purchase 9.25 million additional shares of common stock; and (3) a call option (Note Hedge) that provides the Company the right to repurchase 9.25 million shares of common stock. The Warrant and Note Hedge call option are held by the same counter-parties.

We evaluated the both the Note and Note Hedge under ASC 815-10-15-9 which states, “if two or more separate transactions may have been entered into in an attempt to circumvent the provisions of ASC 815, the following indicators should be considered in the aggregate and, if present, should cause the transactions to be viewed as a unit and not separately:

1.	The transactions were entered into contemporaneously and in contemplation of one another.

2.	The transactions were executed with the same counterparty (or structured through an intermediary).

3.	The transactions relate to the same risk.

4.	There is neither apparent economic need nor substantive business purpose for structuring transactions separately that could not also have been accomplished in a single transaction.”

The Note was issued to provide relatively low cost financing for general corporate purposes, while the Note Hedge was entered into for the Company: (1) to manage the potential dilution from the conversion of the Note; (2) to synthetically increase the conversion price; and (3) to provide an income tax benefit.

Also, the transactions are between different counter-parties (investors and investment bank for the Note and Note Hedge, respectively). Additionally, the instruments do not mitigate the same risks (the Note relates to interest rates, credit, stock prices; the Note Hedge relates to dilution and stock price). Further, there are no side agreements or unstated terms that effectively link the Note and Note Hedge agreements. The Note Hedge and Warrant are considered and treated as one instrument for analysis because they are with the same counter-parties, were entered into in contemplation of one another and relate to the same risks. The Company believes the Note and related Note Hedge should be accounted for as separate transactions pursuant to ASC 815-10-15-9 as these transactions were not entered into separately in an attempt to circumvent the provisions of ASC 815.

The $38.5 million amount allocated to APIC represents the fair value of the embedded conversion feature ($37.3 million net of $1.2 million of allocated debt issuance costs) and is being amortized to interest expense over the term of the Convertible Note. While we determined the embedded conversion feature met all the criteria under ASC 815-15-25-1 to be separated from the host contract, it met the two criteria for the scope exception in ASC 815-10-15-74(a) (which states that a reporting entity shall not consider a contract to be a derivative instrument for purposes of ASC subtopic 815-10 if the contract is both (1) indexed to the entity’s own stock and (2) classified in stockholders’ equity in the entity’s statement of financial position) and thus did not require bifurcation under ASC 815. However, we further determined that the Company’s right (not a requirement) to cash settle, in whole or in part, the Note principal and conversion spread caused the debt instrument to be subject to ASC 470-20 which required the conversion option to be separated from the debt instrument and recorded in equity.

The $38.5 million was calculated based on the market rate of a similar debt instrument without the embedded conversion feature, after considering our specific credit profile. Through consultation with our investment advisor, we determined that 8% represented the market rate at that time for a similar instrument without the embedded conversion feature. We then performed a present value computation using the 8% rate over the Notes’ 5-year term which resulted in a Net Present Value (“NPV”) of $111.5 million. The difference between the $150 million face amount of the debt instrument and its $111.5 million NPV ($38.5 million) was recorded in equity as representative of the embedded conversion feature’s fair value.

The $31.4 million recorded as a reduction to APIC represents the amount paid for the Note Hedge call option. We also recorded $21.8 million in APIC from the Warrant sale proceeds. The effect of the Note Hedge is to economically raise the strike price of the conversion option embedded in the Note to a higher strike price. The Note Hedge’s strike price is equal to the Note conversion exercise price of $16.21 per share which is capped by the strike price of the Warrants at $21.02 per share.

Below is our December 31, 2013 Consolidated Statement of Stockholders’ Equity as filed in our December 31, 2013 Form 10-K on March 7, 2014, which shows the three amounts recorded in APIC related to the Convertible Note transaction:

	Common Shares		Common Stock		Treasury Shares/Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2013	—	—	75,258	8	(121)	(441)	210,650	(23,398)	108	186,927
Issuance of common stock from exercise of stock options and employee stock purchase plan	—	—	5,887	—	—	—	24,976	—	—	24,976
Vested restricted stock units converted to shares	—	—	514	—	—	—		—	—
Equity components of the convertible notes issuance, net	—	—	—	—	—	—	37,297	—	—	37,297
Sale of warrants	—	—	—	—	—	—	21,763	—	—	21,763
Purchase of convertible note hedges	—	—	—	—	—	—	(31,408)	—	—	(31,408)
Stock-based compensation	—	—	—	—	—	—	23,608	—	—	23,608
Income tax deficiency from stock-based compensation	—	—	—	—	—	—	(360)	—	—	(360)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(22,852)	—	(22,852)
Other comprehensive gain	—	—	—	—	—	—	—	—	746	746

Total comprehension loss										(22,106)

Balances at December 31, 2013	—	$—	81,659	$8	(121)	$(441)	$286,526	$(46,250)	$854	$240,697

16. Geographical Information, page 82

5.	We note you recognize revenue from selling services, subscriptions, or professional services. Please revise to provide disclosure of revenue for each of your services, or advise us why this disclosure is unnecessary. Refer to FASB ASC 280-10-50-40.

Company Response:

The Company respectfully submits that disclosure of revenue for each of our services pursuant to FASB ASC 280-10-50-40 is unnecessary as revenues from subscriptions and professional services individually have historically not been material or significant to the Company. Revenues for subscription services constituted only 6% ($15.2 million) of total net revenue in calendar 2016, which was a decrease from 9% ($21.8 million) and 11% ($29 million) from calendar years 2015 and 2014, respectively. Further, subscription revenue for the six months ended June 30, 2017 was 4% ($5.0 million) of total revenue. The Company stopped offering subscription services to new customers at the beginning of 2016 and anticipates subscription revenue to continue to decrease as a percentage of revenue. The percentage of total revenue for professional services represented 2% ($4 million) and 1% ($2.7 million) of total net revenue in calendar 2016 and 2015, respectively.

Item 9A. Controls and Procedures, page 85

6.	Regarding the accounting error you disclose in the notes to your consolidated financial statements on page 63, please provide an explanation of how you considered the identification and correction of this error in your evaluation of internal control over financial reporting and disclosure controls and procedures. In doing so, please tell us how you evaluated the control deficiency(s) that led to this error, whether this control deficiency(s) posed a substantial risk of a material restatement and the reason(s) for you conclusion.

Company Response:

In evaluating internal control over financial reporting, the Company considers the materiality of a deviation from the operating effectiveness or design of an internal control on both a quantitative and qualitative basis. These considerations guide the classification of identified deviations as an exception or a control deficiency. Control deficiencies are classified based on the likelihood and magnitude of potential misstatement and range from deficiency to significant deficiency to material weakness in controls over financial reporting. The magnitude of the control deficiency is evaluated based on the impact of actual or potential misstatements on annual and interim financial statements. In addition, the Company considers the suite of controls that may mitigate and reduce the risks associated with control deficiencies, including the risk of a material misstatement in the Company’s annual or interim financial statements.

With respect to the error correction to our Consolidated Balance Sheet as of December 31, 2015, we considered the nature, timing and amount of the error, including the maximum potential error that could have occurred and the likelihood of its reoccurrence, as well as the specific financial statement line items impacted by the error. As discussed in more detail in the footnotes to our consolidated financial statements and in the paragraphs below, the error was the result of an isolated, non-routine event arising from non-recurring facts and circumstances, as well as the judgmental nature of the timing and extent in applying a valuation allowance against the Company’s net deferred tax asset position in 2012. The Company ultimately concluded that the maximum potential error and dollar impact of the correction to the balance sheet were immaterial, the impact to the statement of operations was de minimis and the likelihood of reoccurrence was remote.

Nature and Timing of the Error

During the three and six months ended June 30, 2017 interim review of our financial statements, we determined that our net deferred tax asset valuation allowance was incorrectly computed and recorded for the periods ending after December 31, 2011. This error was due to the inappropriate consideration of the future reversal of a deferred tax liability related to tax-deductible goodwill that was generated in 2003, when evaluating the realizability of certain deferred tax assets.

The error commenced when we recorded a full valuation allowance against our net deferred tax asset beginning in 2012. At that time we should have recorded an additional valuation allowance for the assumed tax benefits that were considered realizable as a consequence of the reversal of deferred tax liabilities related to tax-deductible goodwill. The cumulative error totaled $2.1 million at December 31, 2015.

Amount of the Error

In evaluating whether the previously issued financial statements were materially misstated, the Company followed the guidance of ASC 250, Accounting Changes and Error Corrections, SEC Staff Accounting Bulletin (“SAB”) Topic 1.M, Assessing Materiality and SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. The Company concluded that the error was not material to the affected prior periods. However, correction of the entire cumulative error would have been material to the second quarter of 2016 three-month results and would have impacted comparisons to prior quarters. As a result, certain amounts presented in the Company’s consolidated financial statements were revised from the amounts previously reported.

The Company’s conclusion of the immateriality of the error to historical financial statements was primarily due to: (1) the immaterial dollar impact to the balance sheet; (2) the “non-operating expense” nature of the error; (3) the de minimis impact to the Company’s net loss from operations for all periods presented; and (4) the immaterial impact on the Company’s overall Net Operating Loss tax position. In our opinion, a reasonable investor would deem the error to be inconsequential to their decision making.

Conclusion on Control Deficiency

In evaluating this control deficiency, we considered both quantitative and qualitative factors. We also considered the maximum potential error that could have occurred and the likelihood of its reoccurrence.

We determined that a management review control over the computation of a valuation allowance was not operating effectively due to an isolated, non-routine event involving the incorrect timing consideration of the future reversal of a deferred tax liability in the application of a valuation allowance against the Company’s deferred tax asset in 2012. As the Company only has one transaction giving rise to tax-deductible goodwill, the indefinite-lived intangible error is limited to this single transaction with a maximum potential error of $2.5 million. Further, we considered the complexity of our tax provision, qualifications of the individuals involved in the management review controls and the precision level of those review controls. The Company believes that based on these considerations and given the less complex nature of our income tax provision, the income tax process review controls would not fail to detect other material misstatements. Further, the control failure surrounding the error was an isolated incident related to the methodology of offsetting deferred tax asset and the subjective nature of assessing the need for and amount of a valuation allowance.

In light of the above analysis, the Company concluded that the review control deficiency rose to the level of a significant deficiency, but did not rise to the level of a material weakness (defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis). This conclusion is based on the following:

•	the immaterial amount of the maximum potential error that could have occurred,

•	the remote likelihood, given the nature of the control failure, that a future material misstatement of the Company’s annual or interim financial statements (that is more than inconsequential) would not be prevented or detected,

•	the immaterial dollar impact of the correction to the balance sheet; and

•	the de minimis impact to the statement of operations for each period impacted.

In evaluating our disclosure controls and procedures following the identification of the matters noted above, management, including the Company’s chief executive officer and chief financial officer, concluded that despite the identified significant deficiency, the Company’s system of internal controls was designed and operating effectively, for all relevant periods, to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

* * * * *

Please contact the undersigned at (720) 889-8500, if you have any questions or require further information regarding this matter.

Sincerely,

/s/ Robert N. Pinkerton

Robert N. Pinkerton

Chief Financial Officer

ServiceSource International, Inc.

cc:	Patricia Elias, ServiceSource International, Inc.
Steve Cakebread, Director and Chair of the Audit Committee
Paul Hilton, Hogan Lovells US LLP
Michael Rosenbach, Ernst and Young LLP
Danny Wallace, PricewaterhouseCoopers LLP